UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2021

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated January 29, 2021 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: January 29, 2021

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	January 29, 2021

i.	Audited Financial Results for the quarter ended December 31, 2020 (‘Results”)

ii.	Allotment of Ordinary Shares to Tata Sons Private Limited upon exercise/conversion of Warrants into Ordinary Shares

With further reference to our letters bearing sc no.15756 and 16207 dated December 5, 2019 and January 7, 2021 respectively and in accordance with Regulation 30 of the SEBI (Listing Obligations and Disclosures Requirements) Regulations, 2015 [”SEBI Listing Regulations”] read with Schedule III of the SEBI Listing Regulations, we hereby inform you that the Board at their Meeting held today, inter alia, approved the following:-

(i)

the Audited Standalone Financial Results along with Auditor’s Report; and the Unaudited Consolidated Financial Results along with Limited Review Report, for the quarter ended December 31, 2020, pursuant to Regulation 33 of the SEBI Listing Regulations. The Press Release along with the said Financial Results and the said Auditor’s Reports are attached herewith as Annexure A.

These results and the Press Release are also available on the Company’s website at www.tatamotors.com/investor/results-press-releases/.

(ii)

Allotment of 231,333,871 Ordinary Shares of face value Rs. 2 each to Tata Sons Private Limited upon exercise/conversion of 231,333,871 Convertible Warrants to Ordinary Shares at a price of Rs. 150/- per share (on receipt of Rs 112.50 per warrant - being 75% of the balance warrant issue price), which were allotted pursuant to and in terms of shareholders’ approval dated November 22, 2019.

Pursuant to the allotment of said Ordinary Shares, the total subscribed and paid up capital of the Company has increased from 3,597,476,790 equity shares of Rs. 2 each to 3,828,810,661 equity shares of Rs.2 each.

The Ordinary shares allotted as aforesaid, shall rank pari passu with the existing Ordinary shares bearing ISIN INE155A01022 of the Company in all respects, including with respect to dividend and voting powers.

The Meeting commenced at 12.30 p.m. and concluded at 3.30 p.m.

News Release – 2	January 29, 2021

CONTENTS OF THE PRESS RELEASE

Tata Motors Group Results-Q3FY21	January 29, 2021

Tata Motors Consolidated Q3 FY21 Results: Strong all-round performance

Revenue growth +5.5%, EBITDA at 11KCr, PBT ₹ 4.2 KCr, FCF(Auto) ₹ 7.9 KCr

•	Revenue ₹75.7KCr; EBIT at 6.4%; Improved performance over prior quarter and prior year

•	JLR delivers strong results with EBITDA at 15.8% (+560 bps), TML(S) EBITDA at 6.8% (+570bps)

•	PV revenue up 78.5% y-o-y; EBITDA at 3.8% (+780 bps); CV revenue up 20.8% y-o-y; EBITDA at 8.0% (+560 bps)

•	Strong positive Free Cash Flows continues in both JLR and TML(S)

•	Promoters exercise their warrants amounting to ₹2.6KCr in Jan 2021 increasing Tata Group shares(voting) to 45.82%

Mumbai, January 29, 2021: Tata Motors Ltd announced its results for quarter ending December 31, 2020.

		Conso (₹ Cr Ind AS)			JLR (£m, IFRS)			TML (S) (₹Cr, Ind AS)
		FY’21	Vs. PY		FY’21	Vs. PY		FY’21	Vs. PY
Q3 FY21	Net Revenue	75,654	5.5%		5,982	(6.5)%		14,631	34.9%
	EBITDA (%)	14.8	540	bps	15.8	560	bps	6.8	570	bps
	EBIT (%)	6.4	450	bps	6.7	400	bps	0.3	710	bps
	PBT	4,167	—		439	38.1%		(601)	—

9M FY21	Net Revenue	161,167	(18.8)%		13,193	(24.9)%		26,986	(21.1)%
	EBITDA (%)	11.0	160	bps	11.6	180	bps	1.7	(60	) bps
	EBIT (%)	0.02	(120	) bps	0.2	(100	) bps	(8.4)	(370	) bps
	PBT	(2,831)	—		91	15.2%		(4,003)	—

Jaguar Land Rover (JLR) – Q3FY21	Tata Motors (Standalone, incl JO) – Q3FY 21

• Retails up 13% q-o-q to 128.5K units; down 9% y-o-y • Investments: £675m in products and technologies • Positive Free Cash Flows of £562m

•   Retails(Domestic): Retails up 66% q-o-q to 152.1K units, up 3% y-o-y. CV down 24% y-o-y to 74.9K; PV up 56% y-o-y to 77.2K units.

•   Investments: ₹ 547Cr in products and technologies

•   Positive Free Cash Flows of ₹ 2.2 KCr

JLR: The quarter reflected strong sequential recovery in retails in all the markets except UK where Q3 remains seasonally lower. The business achieved 6.7% EBIT margin and strong positive free cash flows of £0.6b reflecting the recovery in sales, favourable mix and Charge+ delivery. Charge+ delivered £0.4b of savings in the quarter and £2.2b year to date.

TML: India operations continued its strong growth in the quarter with CV witnessing a sequential recovery and PV witnessing continued strong growth of its “NEW FOREVER” portfolio. PV absolute EBITDA is the highest in last 10 quarters. CV profitability improved sequentially due to better mix (higher MHCV & ILCVs) and ongoing cost savings. Business generated strong positive free cash flows led by the cash savings initiatives which yielded ₹2.6KCr in the quarter and ₹5.1KCr year to date.

Outlook: Despite continued pandemic related uncertainties, supply bottlenecks and commodity inflation, we expect to consolidate our gains and end the fiscal year on a strong note. We remain committed to consistent, competitive, cash accretive growth and deleverage the business through our focused execution of our strategy in all our businesses.

Tata Motors Group Results-Q3FY21	January 29, 2021

JAGUAR LAND ROVER (JLR)

HIGHLIGHTS

•	Profit before tax of £439 million, up £374 million on prior quarter and £121 million year-on-year

•	Improved profits reflect revenue of £6 billion, up £1.6 billion from Q2 while still lower than last year

•	Positive free cash flow (FCF) of £562 million, a Q3 record

•	‘Charge+’ transformation savings of £0.4 billion in Q3, YTD £2.2 billion

•	Liquidity of £6.4 billion with £4.5 billion of cash and £1.9 billion undrawn credit facility

•	Electrified options extended to 12 JLR models, including 8 plug-in hybrid, 11 mild-hybrid, and the all-electric Jaguar I-PACE

•	Despite prevailing external risks, expect to deliver strong EBIT margins and positive FCF in Q4

FINANCIALS

Fiscal Q3 retail sales were 128,469 vehicles, up 13.1% on Q2 but still 9% lower than pre-Covid levels a year ago. Sales in China were up 20.2% on the prior quarter and up 19.1% year-on-year. Most other regions also witnessed a sequential recovery though still below prior year. Sales of the new Land Rover Defender grew to 16,286 units, +66.0% over the previous quarter.

Profit before tax (PBT) was £439 million (after £37 million of exceptional charges), up £374 million from Q2 and £121 million from a year ago. The significant improvement reflects revenue of £6 billion, up £1.6 billion from Q2 while still lower than pre-Covid levels a year ago, with favourable sales mix, cost performance and partial reversal of prior period reserves for emissions and residual values. EBIT margin improved to 6.7% (+400bps year on year).

Profit and cash improvements from the Project Charge+ transformation programme in the quarter were £0.4 billion, including £0.2 billion of cost and £0.2 billion of investment efficiencies. Free cash flow in the third quarter was £562 million, primarily reflecting the strong PBT and favourable working capital after £675 million of investment spending. Cash and short-term investments increased to £4.5 billion, including the $1.35 billion of five- and seven-year bonds issued in the quarter. Total liquidity was £6.4 billion including a £1.9 billion undrawn revolving credit facility.

LOOKING AHEAD

Jaguar Land Rover remains encouraged by the Brexit trade deal agreed in December between the UK and the European Union. This has avoided the risk of tariffs on automotive parts and finished vehicles, although there will still be increased customs administration requirements. The approval of effective Covid-19 vaccines is also encouraging, with the promise of an eventual end to the pandemic. While the current infection rates and associated restrictions are a challenge, all of the company’s plants are open and majority of retailers in most regions remain open. In markets where showrooms are closed by restrictions, for example in the UK, sales are generally able to continue through online ordering systems on a “click and deliver” basis.

In this environment, Jaguar Land Rover continues to expect a gradual improvement in sales supported by new and refreshed vehicles incorporating the latest technologies. Recent new products include the short wheel-base Land Rover Defender 90 and the refreshed 21 model year Range Rover Velar, Land Rover Discovery, Jaguar F-PACE, E-PACE and XF. Additionally, electrification has been extended to most JLR models, including 8 with PHEV, 11 with MHEV, and the all-electric Jaguar I-PACE. Despite the external challenges, the company continues to expect to generate strong EBIT margins and positive free cash flow in Q4 FY21 and targets achieving positive free cash flow in subsequent years, reduce net debt and increase financial resilience.

Thierry Bolloré, Jaguar Land Rover Chief Executive Officer concluded:

“I am encouraged by the improved financial performance in this first full quarter as CEO of Jaguar Land Rover. This performance is a credit to the outstanding efforts of the employees of Jaguar Land Rover to overcome many challenges this year and I would like to thank every one of our colleagues for their contribution, particularly those who are working safely in our plants and facilities. Looking ahead, these challenges continue, including the Covid pandemic and its impact on the global economy, the UK’s new trading relationship with the EU and the significant technological changes taking place in the automotive industry. In this environment, I’m working with my management team on plans to realise an exciting future for Jaguar Land Rover, which I look forward to sharing in due course.”

Tata Motors Group Results-Q3FY21	January 29, 2021

TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

BUSINESS HIGHLIGHTS

•	Strong all-round improvement. Revenue up 35%, EBIT at 0.3% +710bps, ₹ 2.2KCr positive cash flows

•	Cost and cash savings of ₹ 5.1KCr delivered in 9M out of the ₹ 6KCr target for the year

•	CV retails at 74.9K (96% up from Q2, -24% y-o-y)

•	CV Market Shares: M&HCV steady at 59%, ILCV improves sharply to 46%, SCV improvement to continue.

•	CV EBITDA at 8.0%, significant improvement in margins due to cost savings and better mix

•	PV—‘NEW FOREVER’ range continues its strong sales momentum. Retails up 56% y-o-y to 77.2K

•	EV: Encouraging response. Nexon EV crosses 2500 milestone since launch

•	PV Market Shares: YTD improves to 7.8% (vs 4.8% in FY20). Nexon EV now 64% of EV market

•	PV EBITDA at 3.8%, absolute EBITDA highest in the last 10 quarters

•	Strong liquidity position as at end of the quarter amounting to ₹ 5.6 KCr

•	Promoters exercise their warrants amounting to ₹2.6KCr in Jan 2021; Proforma liquidity (incl warrants) at ₹ 8.2 KCr

FINANCIALS

In Q3FY21 wholesales (including exports) increased 18.8% to 153,480 units. In the domestic market, volumes performance was mixed with M&HCV +7.0%, ILCV +10.5%, SCV & Pick Ups -9.2% and CV Passenger -71.9%. Domestic PV volumes were up 87.5%. Domestic wholesales were higher than retails by 2.5K units in CV as pipeline inventory is rebuilt post BS VI transition to healthy levels. Domestic Retails continues to be higher than wholesales in PV due to continued strong demand. Market shares of M&HCV was steady at 59%, ILCV improved sharply to 46% and SCV started improving its shares. PV market shares at 7.8%, up 300bps over FY20.

Revenue for the quarter increased 34.9% to ₹14.6KCr and pre-tax loss was ₹601Cr (against pre-tax loss of ₹ 1,024Cr in Q3FY20). PBT losses narrowed sharply due to better volumes, improved product mix, lower VME and cost savings offset partially by lower proportion of CV in total sales, commodity inflation and financing costs. EBIT breakeven was achieved in the quarter improving 710bps over the same quarter previous year. Free cash flow for the quarter was ₹ 2.2KCr, as the company drove the cost and cash savings agenda hard with ₹ 2.6KCr delivered in Q3FY21. The investment spends were reduced significantly to ₹ 547Cr for the quarter. The company ended the quarter with a strong liquidity of ₹ 5.6KCr.

LOOKING AHEAD

Demand situation continues to improve. The company is debottlenecking its supply chain and ramping up the output addressing the supply constraints. In Commercial Vehicles, the company will focus on increasing market share further with specific focus on SCVs, continue to enhance its customer engagement and improve the profitability of the business. In Passenger Vehicles, Company will continue to enhance the sales momentum by leveraging its portfolio and “Reimagining” the front end. The company is confident of achieving the targeted savings of ₹ 6KCr and expects to finish strong this fiscal.

Guenter Butschek, CEO and MD, Tata Motors, said,

“The auto industry witnessed a strong sales momentum in Q3FY21, driven by the pent-up demand and a steady recovery of the economy. We could leverage the improved demand by a consistent ramp-up of production, addressing supply chain bottlenecks. Due to a strong festive season and a clear preference for personal mobility the PV business posted its highest sales in last 33 quarters. In the CV business the M&HCV and ILCV segments led the overall CV growth of over 48% higher domestic sales compared to the previous quarter. We improved our operational and financial performance by reducing costs, generating free cash flows, providing ‘best in class’ customer experience. Despite the current global challenge of semiconductor supplies, we are confident of keeping our performance improvement on track in this quarter to close the year on a high for an even stronger play in FY22.”

Tata Motors Group Results-Q3FY21	January 29, 2021

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹ 382Cr to ₹ 2,126Cr during Q3FY’21 vs prior year due to higher gross borrowings as compared to Q3FY’20

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the quarter, net loss from joint ventures and associates amounted to ₹ 281Cr compared with a loss of ₹ 199Cr in prior year. Other income (excluding grants) was ₹ 166Cr versus ₹ 402Cr in the prior year

FREE CASH FLOWS

Free cash flow (automotive) in the quarter, was positive ₹ 7.9KCr (as compared to ₹ 3K Cr in Q3FY 20). Net automotive debt, compared to Q2FY21, reduces by ₹ 7KCr to ₹ 54.7KCr.

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	January 29, 2021

Independent Auditors Report (Consolidated)

B S R & Co. LLP Chartered Accountants 14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai - 400 063	Telephone: +91 22 6257 1000 Fax: +91 22 6257 1010

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (“the Parent”) and its subsidiaries (the Parent (including its joint operations) and its subsidiaries together referred to as ‘the Group’), and its share of the net loss after tax (net) and total comprehensive loss (net) of its associates and joint ventures for the quarter ended 31 December 2020 and year to date results for the period from 1 April 2020 to 31 December 2020 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	Registered Office: 14th Floor, Central B Wing and North C Wing Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai – 400063

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year-to-Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 7 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

6.

We draw your attention to Note 2 to the Statement, which describes the Management’s assessment of COVID-19 pandemic and the resultant lockdowns on the significant uncertainties involved in developing some of the estimates involved in preparation of the financial results including but not limited to its assessment of the Group’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowance for loan losses for the Group’s vehicle financing business and the net realisable values of other assets. Based on information available as of this date, Management believes that no further adjustments are required to the financial results. However, in view of the highly uncertain economic environment impacting the global automotive industry, a definitive assessment of impact is highly dependent upon circumstances as they evolve in future and the actual results may differ from those estimated as at the date of approval of these financial results. Our conclusion is not modified in respect of this matter.

7.

We did not review the interim financial statements / financial information / financial results of one joint operation included in the standalone audited interim financial statements / financial information / financial results of the Parent, whose results reflect total revenues (before consolidation adjustments) of Rs. 2,202.25 crores and Rs 4,895.77 crores, total net profit after tax (before consolidation adjustments) of Rs. 150.69 crores and Rs. 421.91 crores and total comprehensive income (before consolidation adjustments) of Rs. 150.29 crores and Rs. 422.41 crores for the quarter ended 31 December 2020 and for the period from 1 April 2020 to 31 December 2020 respectively, as considered in the standalone audited interim financial statements / financial information / financial results of the Parent. The interim financial statements / financial information / financial results of this joint operation have been audited by other auditor whose report has been furnished to us, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year-to-Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

We did not review the interim financial statements / financial information / financial results of 1 subsidiary and 70 step-down subsidiaries included in the Statement, whose interim financial statements / financial information / financial results reflect total revenues (before consolidation adjustments) of Rs. 58,883.39 crores, total net profit after tax (before consolidation adjustments) of Rs. 3,720.70 crores and total comprehensive income (before consolidation adjustments) of Rs. 4,282.13 crores for the quarter ended 31 December 2020 and total revenues (before consolidation adjustments) of Rs. 1,28,648.55 crores, net loss after tax (before consolidation adjustments) of Rs. 1,497.16 crores and total comprehensive loss (before consolidation adjustments) of Rs. 5,728.47 crores, for the period from 1 April 2020 to 31 December 2020, as considered in the consolidated unaudited financial results. The consolidated unaudited financial results also includes the Group’s share of net loss after tax (net) of Rs. 316.70 crores and Rs. 286.46 crores and total comprehensive loss (net) of Rs. 316.70 crores and Rs 286.46 crores, for the quarter ended 31 December 2020 and for the period from 1 April 2020 to 31 December 2020, respectively, as considered in the Statement, in respect of five associates and two joint ventures, whose interim financial statements / financial information / financial results have not been reviewed by us. These interim financial statements / financial information / financial results have been reviewed by other auditors whose reports have been furnished to us by the management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these step-down subsidiaries, associates and joint venture, is based solely on the report of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Of the 70 step-down subsidiaries listed above, the financial statements / financial information / financial results of two step-down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been reviewed by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted these financial statements / financial information / financial results from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Parent’s management and reviewed by us.

Our conclusion on the Statement is not modified in respect of the above matters.

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

8.

The Statement includes the interim financial statements / financial information / financial results of six subsidiaries and twelve step-down subsidiaries which have not been reviewed / audited, whose interim financial statements / financial information / financial results reflect total revenues (before consolidation adjustments) of Rs. 181.73 crores, total net profit after tax (net) (before consolidation adjustments) of Rs. 4.37 crores and total comprehensive income (net) (before consolidation adjustments) of Rs. 4.37 crores for the quarter ended 31 December 2020 and total revenues (before consolidation adjustments) of Rs 413.21 crores, total net loss after tax (net) (before consolidation adjustments) of Rs. 46.94 crores and total comprehensive loss (net) (before consolidation adjustments) of Rs. 47.09 crores for the period from 1 April 2020 to 31 December 2020, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax (net) of Rs. 34.72 crores and total comprehensive income (net) of Rs. 33.67 crores for the quarter ended 31 December 2020 and net loss after tax (net) of Rs. 13.08 crores and total comprehensive loss (net) of Rs. 16.04 crores for the period from 1 April 2020 to 31 December 2020, as considered in the consolidated unaudited financial results, in respect of four associates and one joint venture, based on their interim financial statements/ financial information / financial results which have not been reviewed / audited. According to the information and explanations given to us by the management, these interim financial statements / financial information / financial results are not material to the Group.

Our conclusion on the Statement is not modified in respect of the above matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Partner
Mumbai	Membership No: 049265
29 January 2021	UDIN:21049265AAAAAF3883

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1 : List of entities consolidated as at 31 December 2020

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(A) TATA MOTORS—DIRECT SUBSIDIARIES

1	TML Business Services Limited (Name changed from Concorde Motors (India) Limited w.e.f March 31, 2020).

2	Tata Motors European Technical Centre PLC

3	Tata Motors Insurance Broking and Advisory Services Limited

4	TMF Holdings Limited

5	TML Holdings Pte. Limited

6	TML Distribution Company Limited

7	Tata Hispano Motors Carrocera S.A.

8	Tata Hispano Motors Carrocerries Maghreb SA

9	Trilix S.r.l.

10	Tata Precision Industries Pte. Limited

11	Tata Technologies Limited

12 13 14	Tata Marcopolo Motors Limited Brabo Robotics and Automation Limited (Incorporated with effect from 17 July 2019) JT Special Vehicles Private Limited

(B) TATA MOTORS—INDIRECT SUBSIDIARIES

(i) Subsidiary of TML Business Services Limited

15	TML Business Analytical Services Limited

(ii) Subsidiaries of TML Holdings Pte. Ltd.

16	Tata Daewoo Commercial Vehicle Company Limited

17	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

18	Tata Motors (Thailand) Limited

19	Tata Motors (SA) (Proprietary) Limited

20	PT Tata Motors Indonesia

21	PT Tata Motors Distribusi Indonesia

22	TMNL Motor Services Nigeria Limited

23	Jaguar Land Rover Automotive plc

(iii) Subsidiaries of Jaguar Land Rover Automotive plc

24	Jaguar Land Rover Holdings Limited

(iv) Subsidiaries of Jaguar Land Rover Holdings Limited

25	Jaguar Land Rover Limited

26	Jaguar Land Rover (China) Investment Co. Ltd

27	Limited Liability Company “Jaguar Land Rover” (Russia)

(v) Subsidiaries of Jaguar Land Rover (China) Investment Co. Ltd

28	Shanghai Jaguar Land Rover Automotive Services Company Limited

(vi) Subsidiaries of Jaguar Land Rover Limited

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 31 December 2020 (continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(B) TATA MOTORS—INDIRECT SUBSIDIARIES (Contd.)

29	Jaguar Land Rower Austria GmbH

30	Jaguar Land Rover Japan Limited

31	JLR Nominee Company Limited

32	Jaguar Land Rover Deutschland GmbH

33	Jaguar Land Rover Classic Deutschland GmbH

34	Jaguar Land Rover North America LLC

35	Jaguar Land Rover Nederland BV

36	Jaguar Land Rover Portugal—Veículos e Peças, Lda.

37	Jaguar Land Rover Australia Pty Limited

38	Jaguar Land Rover Italia Spa

39	Jaguar Land Rover Korea Company Limited

40	Jaguar Land Rover Canada ULC

41	Jaguar Land Rover France, SAS

42	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

43	Jaguar Land Rover (South Africa) Holdings Limited

44	Jaguar Land Rover India Limited

45	Jaguar Land Rover Espana SL

46	Jaguar Land Rover Belux NV

47	Jaguar Cars South Africa (Pty) Limited

48	Jaguar Cars Limited

49	Land Rover Exports Limited

50	Land Rover Ireland Limited

51	The Daimler Motor Company Limited

52	Daimler Transport Vehicles Limited

53	S.S. Cars Limited

54	The Lanchester Motor Company Limited

55	Jaguar Land Rover Pension Trustees Limited

56	Jaguar Land Rover Slovakia s.r.o

57	Jaguar Land Rover Singapore Pte. Ltd.

58	Jaguar Racing Limited

59	InMotion Ventures Limited

60	Jaguar Land Rover Colombia S.A.S

61	Jaguar Land Rover Ireland (Services) Limited

62	Jaguar Land Rover Mexico, SAPi de CV

63	Jaguar Land Rover Servicios Mexico, S.A. de C.V.

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 31 December 2020 (continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(B) TATA MOTORS—INDIRECT SUBSIDIARIES (Contd.)

64	Jaguar Land Rover Taiwan Company LTD

65	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)

66	Jaguar Land Rover Hungary KFT

67	Jaguar Land Rover Ventures Limited (Incorporated on 16 May 2019)

68	Spark44 (JV) Limited

69	Bowler Motors Limited (Name changed from Jaguar Land Rover Auto Ventures Limited on 28 January 2020.

70	Jaguar Land Rover (Ningbo) Trading Co. Limited (Incorporated w.e.f. November 4, 2019)

(vii) Subsidiaries of Spark44 (JV) Limited

71	Spark44 Pty. Ltd. (Sydney)

72	Spark44 GMBH (Frankfurt)

73	Spark44 LLC (LA & NYC)

74	Spark44 Shanghai Limited (Shanghai)

75	Spark44 Middle East DMCC (Dubai)

76	Spark44 Demand Creation Partners Limited (Mumbai)

77	Spark44 Limited (London & Birmingham)

78	Spark44 Pte Ltd (Singapore)

79	Spark44 Communication SL (Madrid)

80	Spark44 SRL (Rome)

81	Spark44 Seoul Limited (Seoul)

82	Spark44 Japan KK (Tokyo)

83	Spark44 Canada Inc (Toronto)

84	Spark44 Pty. Limited (South Africa)

85	Spark44 Taiwan Limited (Taiwan)

86	Spark44 Colombia S.A.S (Colombia)

(viii) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited

87	Jaguar Land Rover (South Africa) (Pty) Limited

(ix) Subsidiaries of InMotion Ventures Limited

88	Lenny Insurance Limited (Name changed from InMotion Ventures 1 Limited w.e.f 6 September 2019)

89	InMotion Ventures 2 Limited

90	InMotion Ventures 3 Limited

(x) Subsidiaries of Tata Technologies Ltd.

91	Tata Technologies Pte. Limited

92	Tata Technologies (Thailand) Limited

93	Tata Technologies Inc.

94	Tata Manufacturing Technologies (Shanghai) Co. Limited

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 31 December 2020 (continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(B) TATA MOTORS—INDIRECT SUBSIDIARIES (Contd.)

95	INCAT International Plc.

96	Tata Technologies Europe Limited

97	Tata Technologies Nordics AB (formerly known as Escenda Engineering AB)

98	Tata Technologies de Mexico, S.A. de C.V.

99	Cambric Limited

100	Incat Gmbh

101	Tata Technlogies SRL Romania

(xi) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)

102	Tata Motors Finance Solutions Limited

103	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017)

(C) TATA MOTORS – ASSOCIATES

104	Jaguar Cars Finance Limited

105	Synaptiv Limited

106	Cloud Car Inc

107	Drive Club Service Pte Ltd

108	Automobile Corporation of Goa Limited

109	Nita Company Limited

110	Tata Hitachi Construction Machinery Company Private Limited

111	Tata Precision Industries (India) Limited

112 113	Tata AutoComp Systems Limited Jaguar Land Rover Switzerland AG

(D) TATA MOTORS – JOINT OPERATIONS

114	Tata Cummins Private Limited

115	Fiat India Automobiles Private Limited

(E) TATA MOTORS – JOINT VENTURES

116	Chery Jaguar Land Rover Automotive Company Limited

117	Tata HAL Technologies Limited

118	Loginomic Tech Solutions Private Limited

News Release – 4	January 29, 2021

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2020

		Quarter ended				Nine months ended		Year ended
		December 31,		September 30,	December 31,	December 31		March 31,
		2020			2019	2020	2019	2020
Particulars		Unaudited						Audited
	Revenue from operations
I	(a) Revenue		74,878.98	52,839.02	71,051.42	159,199.86	196,644.97	258,594.36
	(b) Other Operating Revenues		774.81	690.98	624.65	1,966.99	1,930.04	2,473.61
	Total Revenue from Operations (a)+(b)		75,653.79	53,530.00	71,676.07	161,166.85	198,575.01	261,067.97
II	Other income (includes Government incentives)		712.00	633.22	900.13	1,951.75	2,408.68	2,973.15
III	Total Income (I + II)		76,365.79	54,163.22	72,576.20	163,118.60	200,983.69	264,041.12
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		45,242.11	34,007.00	38,694.85	89,190.62	114,504.60	152,968.74
	(ii) Basis adjustment on hedge accounted derivatives		11.24	(20.69)	(121.02)	(34.59)	(545.45)	(297.27)
	(b) Purchase of products for sale		3,626.46	3,085.74	3,143.69	8,437.12	9,281.81	12,228.35
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(970.09)	(3,604.72)	4,700.87	3,705.14	3,080.41	2,231.19
	(d) Employee benefits expense (refer note 5)		7,562.24	6,408.99	7,737.29	19,665.49	22,739.87	30,438.60
	(e) Finance costs		2,125.93	1,949.60	1,743.59	5,952.34	5,290.52	7,243.33
	(f) Foreign exchange (gain)/loss (net)		(623.09)	(432.99)	(197.19)	(1,103.22)	56.32	1,738.74
	(g) Depreciation and amortisation expense		6,128.75	5,601.47	5,199.28	17,329.59	15,610.57	21,425.43
	(h) Product development/Engineering expenses		1,248.32	1,011.18	1,009.31	3,354.42	2,902.03	4,188.49
	(i) Other expenses		10,691.32	10,186.52	13,758.46	28,320.57	42,188.05	57,087.46
	(j) Amount transferred to capital and other account		(3,267.42)	(3,209.33)	(4,443.91)	(9,282.40)	(12,928.80)	(17,503.40)
	Totalexpenses (IV)		71,775.77	54,982.77	71,225.22	165,535.08	202,179.93	271,749.66
V	Profit/(loss) before exceptional items and tax (III - IV)		4,590.02	(819.55)	1,350.98	(2,416.48)	(1,196.24)	(7,708.54)
VI	Exceptional Items
	(a) Employee separation cost		340.63	2.61	8.82	343.24	204.22	436.14
	(b) Write off/(reversal) of provision/ impairment of capital work-in-progress and intangibles under development (net)		—	—	—	—	(83.11)	(73.04)
	(c) Defined benefit pension plan amendment past service cost (refer note 8)		84.81	—	—	84.81	—	—
	(d) Provision for impairment of Passenger Vehicle Business		—	—	—	—	—	1,418.64
	(e) Provision for Onerous Contracts		—	—	—	—	—	777.00
	(f) Reversal for cost of closure of operation of a subsidiary		(2.81)	(7.49)	(10.15)	(13.52)	(61.46)	(65.62)
	(g) Provision for impairment in subsidiaries		—	—	—	—	—	353.20
	(h) Provision for loans given to a Joint venture		—	—	2.39	—	11.14	25.12
VII	Profit/(loss) before tax (V - VI)		4,167.39	(814.67)	1,349.92	(2,831.01)	(1,267.03)	(10,579.98)
VIII	Tax expense/(credit) (net)
	(a) Current tax		675.45	750.15	550.33	1,551.71	1,265.04	1,893.05
	(b) Deferred tax (refer note 4)		269.73	(1,221.54)	(1,154.92)	1,122.57	(1,228.09)	(1,497.80)
	Total tax expense/(credit) (net)		945.18	(471.39)	(604.59)	2,674.28	36.95	395.25
IX	Profit/(Loss) for the period from continuing operations (VII - VIII)		3,222.21	(343.28)	1,954.51	(5,505.29)	(1,303.98)	(10,975.23)
X	Share of profit/(loss) of joint ventures and associates (net)		(280.73)	36.02	(198.63)	(304.47)	(807.50)	(1,000.00)
XI	Profit/(Loss) for the period (IX + X)		2,941.48	(307.26)	1,755.88	(5,809.76)	(2,111.48)	(11,975.23)
	Attributable to:
	(a) Shareholders of the Company		2,906.45	(314.45)	1,738.30	(5,845.99)	(2,176.60)	(12,070.85)
	(b) Non-controlling interests		35.03	7.19	17.58	36.23	65.12	95.62
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		(2,084.73)	(159.94)	446.21	(11,037.97)	(1,373.91)	8,667.82
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		433.50	32.58	(62.47)	2,143.93	236.57	(1,375.55)
	(B) (i) Items that will be reclassified to profit or loss		5,819.99	4,501.63	9,330.15	9,955.11	7,468.98	4,622.77
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		(621.01)	(669.00)	(990.25)	(1,247.65)	(1,025.28)	(410.57)
	Total other comprehensive income/(loss)		3,547.75	3,705.27	8,723.64	(186.58)	5,306.36	11,504.47
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)		6,489.23	3,398.01	10,479.52	(5,996.34)	3,194.88	(470.76)
	Attributable to:
	(a) Shareholders of the Company		6,438.70	3,388.93	10,447.77	(6,048.58)	3,123.86	(578.88)
	(b) Non-controlling interests		50.53	9.08	31.75	52.24	71.02	108.12
XIV	Paid-up equity share capital (face value of ₹2 each)		719.54	719.54	719.54	719.54	719.54	719.54
XV	Reserves excluding revaluation reserves (as per Balance Sheet of previous accounting year)							62,358.99
XVI	Earnings/(loss) per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	8.07	(0.87)	5.02	(16.25)	(6.37)	(34.88)
	(b) Diluted EPS	₹	8.04	(0.87)	5.00	(16.25)	(6.37)	(34.88)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	8.17	(0.87)	5.12	(16.25)	(6.37)	(34.88)
	(b) Diluted EPS	₹	8.14	(0.87)	5.10	(16.25)	(6.37)	(34.88)
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others consist of IT services and Insurance Broking services.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

	Particulars	Quarter ended			Nine months ended		(₹ in crores) Year ended
		December 31,	September 30,	December 31,	December 31		March 31,
		2020		2019	2020	2019	2020
		Unaudited					Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	10,388.19	6,245.39	8,598.21	18,770.33	28,390.28	36,329.44
	(b) Passenger Vehicle	4,933.02	4,020.75	2,741.32	10,131.06	7,985.89	10,481.74
	(c) Corporate/Unallocable	68.99	40.21	116.29	135.47	190.89	215.53
	- Vehicle Financing	1,219.66	1,082.05	1,081.27	3,260.98	3,259.56	4,295.49
	- Jaguar and Land Rover	58,606.10	41,767.68	58,751.89	127,748.10	157,478.73	208,040.02
	Less: Intra segment eliminations	(17.68)	(27.89)	(62.66)	(65.85)	(62.66)	(70.59)

	-Total	75,198.28	53,128.19	71,226.32	159,980.09	197,242.69	259,291.63
II.	Others	712.71	652.14	765.81	1,893.47	2,288.32	3,047.07

	Total Segment Revenue	75,910.99	53,780.33	71,992.13	161,873.56	199,531.01	262,338.70
	Less: Inter segment revenue	(257.20)	(250.33)	(316.06)	(706.71)	(956.00)	(1,270.73)

	Revenue from Operations	75,653.79	53,530.00	71,676.07	161,166.85	198,575.01	261,067.97

B.	Segment results before other income (excluding Government Incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	367.86	(380.60)	(301.41)	(1,107.32)	203.26	(368.22)
	(b) Passenger Vehicle	(291.39)	(433.43)	(619.84)	(1,386.33)	(1,877.94)	(2,867.58)
	(c) Corporate/Unallocable	6.96	(24.32)	22.75	(70.43)	(138.60)	(255.86)
	- Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	(7.57)	(40.51)	(158.03)	(86.77)	(335.48)	(224.60)
	- Jaguar and Land Rover	5,013.57	576.94	2,723.07	2,095.65	2,845.20	594.05

	-Total	5,089.43	(301.92)	1,666.54	(555.20)	696.44	(3,122.21)
II.	Others	96.12	79.48	87.13	201.48	270.50	382.32

	Total Segment results	5,185.55	(222.44)	1,753.67	(353.72)	966.94	(2,739.89)
	Less: Inter segment eliminations	31.43	14.49	(8.99)	60.40	(60.08)	(55.43)

	Net Segment results	5,216.98	(207.95)	1,744.68	(293.32)	906.86	(2,795.32)
	Add/(Less) : Other income (excluding Govt. Incentives)	165.84	189.01	402.38	583.32	893.20	989.54
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,415.89)	(1,233.60)	(993.27)	(3,809.70)	(2,939.98)	(4,164.02)
	Add/(Less) : Foreign exchange gain/(loss) (net)	623.09	432.99	197.19	1,103.22	(56.32)	(1,738.74)
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(52.45)	4.88	(12.51)	(44.35)	138.79	(10.41)
	(b) Passenger Vehicle	(8.51)	—	—	(8.51)	(17.13)	(2,576.04)
	(c) Corporate/Unallocable	(5.27)	—	(2.39)	(5.27)	(11.22)	(15.91)
	- Vehicle Financing	—	—	—	—	—	(9.30)
	- Jaguar and Land Rover	(356.40)	—	13.84	(356.40)	(181.23)	(259.78)

	Total Profit/(loss) before tax	4,167.39	(814.67)	1,349.92	(2,831.01)	(1,267.03)	(10,579.98)

		As at September 30,	As at December 31,		As at March 31,
		2020	2020	2019	2020
C.	Segment Assets	Unaudited	Unaudited		Audited
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	25,826.68	27,340.54	26,449.17	26,016.50
	(b) Passenger Vehicle	15,842.54	15,183.69	17,577.01	16,150.81
	(c) Corporate/Unallocable	1,749.92	2,008.97	2,375.83	3,614.16
	- Tata and other brands vehicles - Assets held for sale	199.97	206.06	183.73	194.43
	- Vehicle Financing	35,867.56	37,800.27	34,727.22	33,587.64
	- Vehicle Financing - Assets held for sale	—	—	3.36	—
	- Jaguar and Land Rover	178,897.55	188,228.77	183,185.76	187,333.67

	-Total	258,384.22	270,768.30	264,502.08	266,897.21
II.	(a) Others	2,460.98	2,481.03	2,398.39	2,440.21

	Total Segment Assets	260,845.20	273,249.33	266,900.47	269,337.42
	Less: Inter segment eliminations	(1,361.72)	(1,289.74)	(1,458.32)	(1,394.69)

	Net Segment Assets	259,483.48	271,959.59	265,442.15	267,942.73
	Investment in equity accounted investees
	Tata and other brands vehicles—Corporate/Unallocable	424.40	433.01	412.57	468.96
	- Vehicle Financing	—	—	4.38	—
	- Jaguar and Land Rover	3,462.49	3,275.23	3,469.68	3,384.36
	- Others	551.43	573.86	601.86	565.57
	Add : Unallocable assets	44,232.34	65,110.16	56,867.23	49,759.64

	Total Assets	308,154.14	341,351.85	326,797.87	322,121.26

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	12,671.09	15,866.16	13,464.26	13,101.11
	(b) Passenger Vehicle	5,312.72	6,029.41	3,898.77	4,962.39
	(c) Corporate/Unallocable	1,231.33	1,091.75	1,026.30	1,456.84
	- Vehicle Financing	684.33	679.16	723.40	528.49
	- Jaguar and Land Rover	101,097.46	109,884.39	107,300.96	107,123.37

	-Total	120,996.93	133,550.87	126,413.69	127,172.20
II.	(a) Others	831.48	826.31	843.43	787.93

	Total Segment Liabilities	121,828.41	134,377.18	127,257.12	127,960.13
	Less: Inter segment eliminations	(330.20)	(286.59)	(387.26)	(330.98)

	Net Segment Liabilities	121,498.21	134,090.59	126,869.86	127,629.15
	Add : Unallocable liabilities	134,618.96	149,018.19	132,416.77	130,600.02

	Total Liabilities	256,117.17	283,108.78	259,286.63	258,229.17

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on January 29, 2021.

2)

The COVID-19 pandemic has rapidly spread throughout the world, including India and other countries where the Group has its operations. Governments around the world have been taking significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Group’s manufacturing plants and offices had to be closed down for a considerable period of time during the nine month ended December 31, 2020. As a result of the lockdown, the revenue for the nine month ended December 31, 2020 has been impacted. Lockdowns have impacted the Company operationally including on supply chain matters. The Company is monitoring the situation closely taking into account directives from the Governments. Further, the Reserve Bank of India (RBI) has announced moratorium on loan repayments for specific borrower segments which impacts Group’s vehicle financing business in India. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic in the preparation of the financial results including but not limited to its assessment of Group’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowance for losses for finance receivables and the net realisable values of other assets. However, given the effect of these lockdowns and restrictions on the overall economic activity globally and in particular the countries where the Group operates and in particular on the global automotive industry, the impact assessment of COVID-19 on the abovementioned financial statement captions is subject to significant estimation uncertainties given its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

3)

During year ended March 31, 2020, the Company allotted 20,16,23,407 Ordinary Shares at a price of ₹150 per Ordinary Share aggregating to ₹3,024.4 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹150 per Warrant (‘Warrant Price’), aggregating to ₹3,470 crores on a preferential basis to Tata Sons Pvt Ltd. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price was payable by the Warrant holder at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The warrants could have been exercised within 18 months from the date of allotment i.e. upto June 2021.

Subsequent to the quarter ended December 31, 2020, Tata Sons Pvt Ltd, has exercised the options attached to the warrants and on remittance of the balance subscription money of ₹2,602.51 crores, 23,13,33,871 Ordinary Shares are allotted.

4)

The deferred tax expenses for the nine months ended December 31, 2020 is ₹1,122.57 crores. Movement in pension valuation in Jaguar Land Rover, on account of changes in financial assumptions has resulted in a deferred tax credit of ₹2,143.55 crores, whereas movement in cash flow hedges has resulted in a deferred tax charge of ₹1,148.19 crores during the nine months ended December 31, 2020. This net amount of ₹995.36 crores has been recognized in the Other Comprehensive Income. Deferred tax asset arising from the pension valuation, certain other temporary differences and losses have been written down since the Company has restricted recognition of net deferred tax asset based on its assessment of recoverability, resulting in a deferred tax charge in the statement of profit and loss account.

5)

Employee benefits expense for the quarter and nine months ended December 31, 2020 is net of Government grants received by certain subsidiary companies amounting to ₹38.21 crores (GBP 4.0 million) and ₹1,754.08 crores (GBP 182.9 million) respectively.

6)

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. The Company will assess the impact and its evaluation once the subject rules are notified and will give appropriate impact in its financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

7)

The Company had been presenting, gains and losses on effective cash flow hedges of inventory in the Statement of Other Comprehensive Income as “will not be reclassified to profit or loss”. With wider industry practice emerging, clearer guidance now being available and with the present economic situation due to COVID-19, the Company has changed the presentation of these effective cash flow hedges of inventory presentation as “will be reclassified to profit or loss”, from quarter ended September 30, 2020 and accordingly reclassified the comparative amounts for the prior periods. The change in presentation is within the statement of other comprehensive income and does not affect Profit / (loss) for the period and earnings per share.

8)

Jaguar Land Rover had recognised a past service cost due to the requirement to equalise male and female members’ benefits for the inequalities within guaranteed minimum pension (‘GMP’) earned in the year ended March 31, 2019. This assessment has been updated during the quarter ended December 31, 2020 based on new information and accordingly, a charge of ₹84.81 crores (GBP 9.0 million) has been recognised as an exceptional item.

9)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter and nine months ended December 31, 2020.

Tata Motors Limited

Guenter Butschek

Mumbai, January 29, 2021	CEO & Managing Director

News Release – 5	January 29, 2021

Independent Auditors Report (Standalone)

B S R & Co. LLP Chartered Accountants 14th Floor, Central Wing, Tower 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai – 400063	Telephone: +91 22 6257 1000 Fax: +91 22 6257 1010

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying standalone quarterly financial results of Tata Motors Limited (the ‘‘Company”) which includes two joint operations consolidated on a proportionate basis for the quarter ended 31 December 2020 and the year to date results for the period 01 April 2020 to 31 December 2020, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the report of the other auditor on separate financial statements/ financial information of one joint operation as was audited by the other auditor, these standalone financial results:

i.	are presented in accordance with the requirements of Regulation 33 of the Listing Regulations in this regard; and

ii.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable accounting standards and other accounting principles generally accepted in India of the net loss and other comprehensive income and other financial information for the quarter ended 31 December 2020 as well as the year to date results for the period from 01 April 2020 to 31 December 2020.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us along with the consideration of the audit report of the other auditor referred to in “Other Matter” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the standalone financial results.

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	Registered Office: 14th Floor, Central Wing, Tower 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai—400063

B S R & Co. LLP

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Emphasis of Matter

We draw your attention to Note 7 to these financial results, which describes the Management’s assessment of the impact of COVID -19 pandemic and the resultant lockdowns on the significant uncertainties involved in developing some of the estimates involved in preparation of the financial results including but not limited to its assessment of liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development and the net realisable values of other assets. Based on information available as of this date, Management believes that no further adjustments are required to the financial results. However, in view of the highly uncertain economic environment impacting the automotive industry, a definitive assessment of the impact is highly dependent upon circumstances as they evolve in future and the actual results may differ from those estimated as at the date of approval of these financial results.

Our opinion is not modified in respect of the above matter.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

These standalone quarterly financial results as well as the year to date standalone financial results have been prepared on the basis of the interim financial statements.

The Company’s Management and Board of Directors are responsible for the preparation of these financial results that give a true and fair view of the net profit/loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, ‘Interim Financial Reporting’ prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the Company and its joint operations are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the respective company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Management and the respective Board of Directors of the Company and its joint operations are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the Company and its joint operations is also responsible for overseeing the financial reporting process of respective company.

B S R & Co. LLP

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

◾

Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

◾

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

◾	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

◾

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

◾

Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the financial results represent the underlying transactions and events in a manner that achieves fair presentation.

◾

Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the joint operations of the Company to express an opinion on the standalone financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such joint operation included in the standalone financial results of which we are the independent auditors. For the other joint operation included in the standalone annual financial results, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in section titled “Other Matter” in this audit report.

B S R & Co. LLP

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Auditor’s Responsibilities for the Audit of the Standalone Financial Results (continued)

We communicate with those charged with governance of the Company and such joint operation included in standalone financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matter

The standalone financial results include the audited financial results of one joint operation, whose interim financial statements/financial results/ financial information reflect total revenue (before consolidation adjustments) of Rs. 2,202.25 crores and Rs. 4,895.77 crores and net profit after tax (before consolidation adjustments) of Rs. 150.69 crores and Rs. 421.91 crores for the quarter ended 31 December 2020 and for the period from 01 April 2020 to 31 December 2020 respectively as considered in the standalone financial results, which have been audited by their independent auditor. The independent auditors’ report on interim financial statements/ financial results/financial information of this joint operation has been furnished to us by the management and our opinion on the standalone financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such auditor. Our opinion on the standalone financial results is not modified in respect of the above matter with respect to our reliance on the work done and the report of the other auditor.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Partner
Place: Mumbai	Membership No.: 049265
Date: 29 January 2021	UDIN: 21049265AAAAAE8012

News Release – 6	January 29, 2021

Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2020

	Particulars	Quarter ended				Nine months ended		Year ended
		December 31,		September 30,	December 31,	December 31,	December 31,	March 31,
		2020		2020	2019	2020	2019	2020
I	Revenue from operations		Audited
	(a) Revenue		14,507.50	9,591.18	10,668.44	26,732.82	33,831.96	43,485.76
	(b) Other operating revenue		123.10	76.92	174.47	252.75	363.34	442.41
	Total revenue from operations (a)+(b)		14,630.60	9,668.10	10,842.91	26,985.57	34,195.30	43,928.17
II.	Other Income (includes Government incentives) (refer note 2)		206.65	241.98	351.51	582.96	1,114.13	1,383.05
III.	Total Income (I+II)		14,837.25	9,910.08	11,194.42	27,568.53	35,309.43	45,311.22
IV.	Expenses
	(a) Cost of materials consumed		9,814.79	6,107.98	5,697.52	17,095.99	20,629.73	26,171.85
	(b) Purchases of products for sale		1,656.30	1,317.20	1,280.99	3,430.72	4,236.62	5,679.98
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(591.50)	(174.86)	1,063.21	(456.80)	249.08	722.68
	(d) Employee benefits expense		1,105.89	1,058.60	1,018.27	3,131.23	3,234.70	4,384.31
	(e) Finance costs		656.22	634.67	478.54	1,843.69	1,415.95	1,973.00
	(f) Foreign exchange (gain)/loss (net)		(5.28)	(35.21)	(13.14)	(19.56)	18.89	239.00
	(g) Depreciation and amortisation expense		947.64	909.92	853.46	2,717.45	2,391.16	3,375.29
	(h) Product development/Engineering expenses		237.03	176.25	205.80	551.47	532.87	830.24
	(i) Other expenses		1,738.42	1,283.21	1,890.01	3,683.36	5,870.42	7,720.75
	(j) Amount transferred to capital and other accounts		(180.02)	(201.99)	(260.28)	(559.71)	(868.63)	(1,169.46)
	Total expenses (IV)		15,379.49	11,075.77	12,214.38	31,417.84	37,710.79	49,927.64
V.	Profit/(loss) before exceptional items and tax (III-IV)		(542.24)	(1,165.69)	(1,019.96)	(3,849.31)	(2,401.36)	(4,616.42)
VI.	Exceptional Items
	(a) Employee separation cost		68.57	2.61	1.50	71.18	1.83	2.69
	(b) Write off/(reversal) of provision/ impairment of capital work-in-progress and intangibles under development (net)		—	—	—	—	(83.11)	(73.03)
	(c) Provision/(reversal) for loan given to/investment and cost of closure in subsidiary companies/joint venture (net)		(10.27)	43.75	2.39	82.36	21.43	385.62
	(d) Provision for impairment of Passenger Vehicle Business		—	—	—	—	—	1,418.64
	(e) Provision for Onerous Contracts		—	—	—	—	—	777.00
VII.	Profit/(loss) before tax (V-VI)		(600.54)	(1,212.05)	(1,023.85)	(4,002.85)	(2,341.51)	(7,127.34)
VIII.	Tax expense/(credit) (net)
	(a) Current tax		19.53	19.28	4.25	48.06	21.04	33.05
	(b) Deferred tax		17.97	(18.88)	11.41	(9.78)	56.03	129.24
	Total tax expense		37.50	0.40	15.66	38.28	77.07	162.29
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)		(638.04)	(1,212.45)	(1,039.51)	(4,041.13)	(2,418.58)	(7,289.63)
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit and loss		175.00	15.47	40.83	216.73	(15.39)	(221.04)
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit and loss		0.64	(3.35)	6.05	(0.22)	4.43	33.71
	(B) (i) Items that will be reclassified to profit and loss		38.12	90.65	11.81	140.54	(85.77)	(294.19)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		(13.31)	(31.68)	(4.13)	(49.11)	29.97	102.80
	Total other comprehensive income/(loss)		200.45	71.09	54.56	307.94	(66.76)	(378.72)
XI.	Total comprehensive income/(loss) for the period (IX+X)		(437.59)	(1,141.36)	(984.95)	(3,733.19)	(2,485.34)	(7,668.35)
XII.	Paid-up equity share capital (face value of ₹2 each)		719.54	719.54	719.54	719.54	719.54	719.54
XIII.	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)							17,668.11
XIV.	Earnings/(loss) per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(1.77)	(3.37)	(3.01)	(11.23)	(7.08)	(21.06)
	(ii) Diluted EPS	₹	(1.77)	(3.37)	(3.01)	(11.23)	(7.08)	(21.06)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(1.77)	(3.37)	(3.01)	(11.23)	(7.08)	(21.06)
	(ii) Diluted EPS	₹	(1.77)	(3.37)	(3.01)	(11.23)	(7.08)	(21.06)
		Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company’s products mainly include commercial vehicles and passenger vehicles. Accordingly, the Company has Commercial Vehicles and Passenger Vehicles as two reportable segments. The segment information is provided to and reviewed by Chief Operating Decision Maker (CODM)

(₹ in crores)

	Particulars	Quarter ended			Nine months ended		Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,	March 31,
		2020	2020	2019	2020	2019	2020
		Audited
A.	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	9,568.15	5,554.38	7,921.75	16,560.49	25,917.24	32,932.89
II.	Passenger Vehicles	4,994.83	4,073.51	2,797.61	10,290.97	8,079.91	10,772.47
III.	Corporate/Unallocable	67.62	40.21	123.55	134.11	198.15	222.81

	Total Segment Revenue	14,630.60	9,668.10	10,842.91	26,985.57	34,195.30	43,928.17
	Less: Inter segment revenue	—	—	—	—	—	—

	Revenue from operations	14,630.60	9,668.10	10,842.91	26,985.57	34,195.30	43,928.17

B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Commercial Vehicles	349.70	(209.21)	(199.30)	(787.25)	218.51	(207.60)
II.	Passenger Vehicles	(313.97)	(421.08)	(558.01)	(1,380.00)	(1,715.04)	(2,727.57)
III.	Corporate/Unallocable	4.20	(21.88)	13.31	(68.44)	(146.57)	(263.92)

	Total Segment results	39.93	(652.17)	(744.00)	(2,235.69)	(1,643.10)	(3,199.09)
	Less: Inter segment eliminations	—	—	—	—	—	—

	Net Segment results	39.93	(652.17)	(744.00)	(2,235.69)	(1,643.10)	(3,199.09)
	Add/(Less) : Other income (excluding incentives)	68.77	85.94	189.44	210.51	676.58	794.67
	Add/(Less) : Finance costs	(656.22)	(634.67)	(478.54)	(1,843.69)	(1,415.95)	(1,973.00)
	Add/(Less) : Foreign exchange gain/(loss) (net)	5.28	35.21	13.14	19.56	(18.89)	(239.00)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	(55.11)	(2.61)	(1.50)	(57.72)	98.50	71.52
	-Passenger Vehicles	(8.04)	—	—	(8.04)	(17.13)	(2,222.85)
	-Corporate/Unallocable	4.85	(43.75)	(2.39)	(87.78)	(21.52)	(359.59)

	Total profit/(loss) before tax	(600.54)	(1,212.05)	(1,023.85)	(4,002.85)	(2,341.51)	(7,127.34)

			As at September 30,		As at December 31,		As at March 31,
			2020		2020	2019	2020
C.	Segment Assets		Audited		Audited

I.	Commercial Vehicles		21,563.94		22,585.96	22,210.79	21,845.57
II.	Passenger Vehicles		16,144.36		15,555.42	17,394.02	16,774.98
III.	Corporate/Unallocable		22,586.42		22,941.12	27,577.70	23,778.25

	-Total		60,294.72		61,082.50	67,182.51	62,398.80
IV.	Assets classified as held for sale		199.97		206.06	183.74	191.07

	Total Assets		60,494.69		61,288.56	67,366.25	62,589.87

D.	Segment Liabilities
I.	Commercial Vehicles		10,995.48		14,018.15	12,036.99	11,237.44
II.	Passenger Vehicles		5,375.67		5,765.13	3,464.66	5,204.60
III.	Corporate/Unallocable		29,027.23		26,835.19	28,289.93	27,760.18

	Total Liabilities		45,398.38		46,618.47	43,791.58	44,202.22

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on January 29, 2021.

2)	Other income includes:

						(₹ in crores)
Particulars	Quarter ended			Nine months ended		Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	March 31,
	2020	2020	2019	2020	2019	2020
Dividend from subsidiaries	—	1.30	22.65	1.30	193.75	205.47

3)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

							(₹ in crores)
Particulars		Quarter ended			Nine months ended		Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,	March 31,
		2020	2020	2019	2020	2019	2020
1	Revenue from operations	14,629.28	9,496.86	10,687.78	26,604.43	33,409.54	42,963.03
2	Loss before tax	(713.22)	(1,320.12)	(1,112.89)	(4,271.79)	(2,514.81)	(7,313.57)
3	Loss after tax	(700.49)	(1,285.26)	(1,114.42)	(4,221.98)	(2,548.20)	(7,453.98)

4)

During the year ended March 31, 2020, the Company has allotted 20,16,23,407 Ordinary Shares at a price of ₹150 per Ordinary Share aggregating to ₹3,024.35 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹150 per Warrant (‘Warrant Price’), aggregating to ₹3,470.00 crores on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The warrants could have been exercised within 18 months from the date of allotment i.e. upto June 2021.

Subsequent to the quarter ended December 31, 2020, Tata Sons Pvt Ltd, has exercised the options attached to the warrants and on remittance of the balance subscription money of ₹2,602.51 crores, 23,13,33,871 Ordinary Shares are allotted.

5)   a)   During the quarter ended December 31, 2019,

i)	Provision for certain Indirect taxes for matters under litigation for FY 2002 to FY 2006 were made for ₹241.25 crores, which is included in other expenses.

ii)	Profit on sale of certain residential properties of ₹85.68 crores, which is included in other operating revenue.

b)	During the quarter ended December 31, 2020, profit on sale of certain residential properties of ₹49.11 crores is included in other operating revenue.

6)

The Board of Directors has, at its meeting held on July 31, 2020 , approved (subject to the requisite regulatory and other approvals) a Scheme of Arrangement between Tata Motors Limited and TML Business Analytics Services Limited (Transferee Company) for:

(a)

Transfer of the PV Undertaking of the Company as a going concern, on a slump sale basis as defined under Section 2(42C) of the Income-tax Act, 1961, to the Transferee Company for a lump sum consideration of ₹9,417.00 crores through issuance of equity shares; and

(b)

Reduction of its share capital without extinguishing or reducing its liability on any of its shares by writing down a portion of its securities premium account to the extent of ₹11,173.59 crores, with a corresponding adjustment to the accumulated losses of the Company.

The Scheme of Arrangement has been filed with National Company Law Tribunal for approval.

7)

Covid-19 pandemic has rapidly spread throughout the world, including India. Government in India has taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Company’s manufacturing plants and offices had to be closed down for a considerable period of time during the nine months ended December 31, 2020. As a result of the lockdown, the revenue for the nine months ended December 31, 2020 has been impacted. Lockdowns have impacted the Company operationally including on supply chain matters. The Company is monitoring the situation closely taking into account directives from the Governments. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic in the preparation of the financial results including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development and the net realisable values of other assets. However, given the effect of these lockdowns and restrictions on the overall economic activity and in particular on the automotive industry, the impact assessment of COVID-19 on the abovementioned financial statement captions is subject to significant estimation uncertainties given its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

8)

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. The Company will assess the impact and its evaluation once the subject rules are notified and will give appropriate impact in its financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

9)	The Statutory Auditors have carried an audit of the above results for the quarter and nine months ended December 31, 2020 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Mumbai, January 29, 2021	CEO and Managing Director

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.